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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            CIROND TECHNOLOGIES INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   17276N 10 0
                                 (CUSIP Number)


    FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 30, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (03-00)

CUSIP NO. 17276N 10 0                                                PAGE 2 OF 5


   1          NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

              NICHOLAS MILLER

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
              (See Instructions)                                         (b) [x]

   3          SEC USE ONLY

   4          SOURCE OF FUNDS (See Instructions)
              OO

   5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

   6          CITIZENSHIP OR PLACE OF ORGANIZATION
              CANADA

  NUMBER OF       7      SOLE VOTING POWER
   SHARES                7,266,667
BENEFICIALLY
  OWNED BY        8      SHARED VOTING POWER
   EACH
 REPORTING
PERSON WITH       9      SOLE DISPOSITIVE POWER
                         7,266,667

                 10      SHARED DISPOSITIVE POWER


  11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
              7,266,667

  12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]

  13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              44.2%

  14          TYPE OF REPORTING PERSON (See Instructions)
              IN

CUSIP NO. 17276N 10 0                                                PAGE 3 OF 5



ITEM. 1   SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value, of Cirond Technologies Inc. (formerly Crossnet Communications, Inc.) (the "Issuer"). The Issuer's principal executive offices are located at 5512 E. Hastings Street, Suite 202, Burnaby, B.C. V5B 1R3 Canada.

ITEM 2.   IDENTITY AND BACKGROUND.

The person filing this statement is Mr. Nicholas R. Miller.

Mr. Miller beneficially owns shares of the Issuer's common stock in his own name.

Mr. Miller is a citizen and a resident of Canada. Mr. Miller's address is 4812 Marine Drive, West Vancouver, B.C. V7W 2P2, Canada. On June 30, 2002, Mr. Miller became the sole officer and director of the Issuer.

During the past five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Miller has not been party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 30, 2002, the Issuer effected a 1-for-16.52481235 reverse stock split on its outstanding shares of common stock and acquired all of the issued and outstanding shares of Cirond Networks, Inc. by issuing 14,740,250 (post-reverse split) shares of common stock to the shareholders of Cirond Networks. Mr. Miller was a shareholder of Cirond Networks, Inc. and received 7,266,667 shares of the Issuer's common stock.

ITEM 4.   PURPOSE OF TRANSACTION.

Mr. Miller is holding his shares of the Issuer for investment purposes but may transfer or sell the shares as necessary.

Mr. Miller does not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP NO. 17276N 10 0                                                PAGE 4 OF 5


(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or divided policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A  class  of  equity  securities  of  the  Issuer  becoming  eligible   for
     termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)  Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Miller will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)  As  of  June  30, 2002,  Mr.  Miller  owned  beneficially  and  of   record
     7,266,667 shares or 44.2% of the Issuer's common stock.

(b) Mr. Miller has the sole power to vote and to dispose of 7,266,667 shares of the Issuer's common stock.

(c) Mr. Miller has not effected any transactions in the common stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held in Mr. Miller's name.

(e) Mr. Miller continues to be the beneficial owner of more than five percent of the outstanding common shares of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

CUSIP NO. 17276N 10 0                                                PAGE 5 OF 5


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  June 27, 2002                  By:   /s/ NICHOLAS R. MILLER
      ------------------------             -------------------------------------
                                                 Nicholas R. Miller










ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)